SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of September, 2005
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐     No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: September 30, 2005

For immediate release
September 30, 2005

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Stock exchange listings:	First sections of the Tokyo and Nagoya stock exchanges
Announcement Regarding Acquisition of the Nailer Business
of Kanematsu-NNK Corp.
     Makita Corporation (“Makita”) announced on February 22, 2005, that it would postpone the acquisition (“the Acquisition”) of the nailer business of Kanematsu-NNK Corp. (“Kanematsu-NNK”; Head Office: Tokyo; President: Norihiko Tominaga). However, at the meeting of the Board of Directors of Makita held today, the decision was made to sign a final contract for the Acquisition to replace the original contract signed on December 24, 2004. The final contract was signed today, and the details are as follows:
1. Background and Purpose of the Acquisition
     Makita manufactures and sells nailers (including pneumatic and other types) in Japan and overseas, as part of its core business, i.e. the electric power tools business. As competition in the field of nailers has intensified recently with greater activity among competitors in Japan and market globalization, reinforcing Makita’s position in this field has become an important management issue.
     Makita has given Kanematsu-NNK’s competence in product development and marketing a high evaluation and preparations were under way to consummate the acquisition of the nailer business on April 1, 2005. However, in February 2005, an issue arose related to the falsification of certifications for wire-collated screws by Kanematsu-NNK. As a result, the negotiations were suspended on February 22, and Makita has subsequently monitored developments related to resolution of this issue.
     Recently, both companies have reopened discussions related to the Acquisition, culminating in today’s announcement of the signing of a final contract.
2. Outline of the Acquisition
     Effective January 1, 2006, Kanematsu-NNK shall split off the aforementioned nailer business and Makita will act as the company acquiring this business. Please note that the final contract signed today contains an agreement that Makita will be the acquiring company, and, as Makita will work to gain the understanding of creditors separately, with certain exceptions, Makita will not become liable for any of the obligations of Kanematsu-NNK (including those that have been incurred as a result of the series of developments related to the falsification of certifications by Kanematsu-NNK).

English Translation of press release originally issued in Japanese language

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3. Content of the Acquisition
     (1) Content of Business Operations
     Development, manufacturing, sales, and other activities related to the following: automatic nailers, automatic nailer systems, wire-collated nails, staples, and air compressors.
     (2) Performance of Business to be Acquired (for the year ended March 31, 2005)

Yen (millions)
Sales	6,961
Operating income	136
     (3) Book Value of Assets and Liabilities of Business to be Acquired (as of March 31, 2005)

Yen (millions)
Assets
Current Assets	1,434
Fixed Assets	529

Total	1,963

Liabilities
Current Liabilities	198
Fixed Liabilities	398

Total	596

     (4) Acquisition Price and Method of Settlement
     The price of the Acquisition will be approximately 1.6 billion JPY (subject to final adjustments based on the balance sheets as of December 31, 2005.). Payment for the Acquisition will be settled in cash.
     (5) Other Matters
     The Acquisition is subject to approval at Kanematsu-NNK’s shareholders meeting and expiration of the waiting period after acceptance of the filing related to the Acquisition with the Japan Fair Trade Commission.

English Translation of press release originally issued in Japanese language

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4. Overview of Kanematsu-NNK (as of March 31, 2005)

(1)	Company Name:	Kanematsu-NNK Corp.

(2)	Establishment:	March 6, 1934

(3)	Location of Head Office:	2, Kojimachi 3-chome, Chiyoda-ku, Tokyo

(4)	Representative:	Norihiko Tominaga, President

(5)	Capital:	3,325 million yen

(6)	Fiscal Year:	Ends March 31

(7)	Business Lines:	Geotech (foundation improvement) engineering, nailers, lumber and housing construction

(8)	Principal Shareholders:	Kanematsu Corp.	32.07%
		Mizuho Corporate Bank	3.97%
		Japan Securities Finance	3.19%

(9)	Relationship with Makita:	Capital relationships: None
Personal relationships: None
Transactional relationships: Kanematsu-NNK supplies certain nailer products and wire-collated nails to Makita on an OEM basis
5. Outlook
The Acquisition will have no material effect on Makita’s projected performance in the current fiscal year.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese language

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